 Exhibit 11- Statement Re Computation of Earnings Per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2000	1999	2000	1999
Basic:
Average shares outstanding	7,111,549	7,569,691	7,243,711	7,648,314
Net income	$3,991,825	$3,547,182	$11,534,751	$10,219,782
Per share amount	$0.56	$0.47	$1.59	$1.34
Diluted:
Average shares outstanding	7,111,549	7,569,691	7,243,711	7,648,314
Net effect of dilutive stock options - based on the treasury stock method using average market price	216,035	155,011	174,626	149,408
Diluted shares	7,327,584	7,724,702	7,418,337	7,797,722
Net income	$3,991,825	$3,547,182	$11,534,751	$10,219,782
Per share amount	$0.54	$0.46	$1.55	$1.31

Note: Antidilutive stock options totaling 195,738 and 71,700 shares were not included in the calculation of diluted earnings per share at September 30, 2000 and 1999, respectively.